For Immediate Release
Isabella Bank Corporation
401 N. Main Street
Mt. Pleasant, MI 48858

FOR MORE INFORMATION, CONTACT:
Amber Zaske, Community Relations Specialist
Phone: 989-779-6309 Fax: 989-775-5501

Isabella Bank Corporation Commences a Modified Dutch Auction Tender Offer to Repurchase up to $20,000,000 of its Common Stock

Mt. Pleasant, Michigan – September 1, 2021 – Isabella Bank Corporation (OTCQX: ISBA), (the “Corporation” or “Isabella”) announced today that it has commenced a modified “Dutch auction” tender offer (the “Tender Offer”) to purchase for cash up to $20,000,000 of shares of its common stock (the “Common Stock”) at a price per share not less than $23.00 and not greater than $27.00, less any applicable withholding taxes and without interest. The maximum purchase price of $27.00 represents a 14.89% premium over the last reported sale price of the Common Stock of $23.50 per share on August 31, 2021. The Tender Offer will expire at 5:00 p.m., New York City time, on October 13, 2021, unless extended or terminated.

“In June, we completed a successful $30 million subordinated debt raise to assist us with market growth, provide additional capital and enable us to continue our stock buyback program,” said Jae A. Evans, President & CEO of Isabella Bank Corporation. “This tender offer gives us the ability to repurchase common stock and provide an opportunity for our shareholders to liquidate their shares and potentially receive a premium over the closing price as of August 31, 2021.”

If the Tender Offer is fully subscribed, the Corporation will purchase between 740,741 shares and 869,565, or between 9.32% and 10.94%, respectively, of the Corporation’s outstanding Common Stock. Any shares tendered may be withdrawn prior to expiration of the Tender Offer. Shareholders that do not wish to participate in the Tender Offer do not need to take any action.

A modified “Dutch auction” tender offer allows shareholders to indicate how many shares of Common Stock and at what price within the range described above they wish to tender their shares. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Corporation will determine the lowest per-share price that will enable it to acquire up to $20,000,000 of Common Stock. All shares accepted in the Tender Offer will be purchased at the same price even if tendered at a lower price.

To tender shares of Common Stock, shareholders must follow the instructions described in the “Offer to Purchase” and the “Letter of Transmittal” that the Corporation is filing with the U.S. Securities and Exchange Commission (the “SEC”). These documents contain important information about the terms and conditions of the Tender Offer and will be mailed to all registered holders.

The Tender Offer will not be contingent upon any minimum number of shares being tendered or any financing conditions. The Tender Offer will, however, be subject to other conditions, which will be disclosed in the Offer to Purchase. The Corporation’s Board of Directors (the “Board”) believes that a modified “Dutch auction” tender offer is an efficient mechanism that will provide all shareholders with the opportunity to tender all or a portion of their shares.

The Board has authorized the Tender Offer. However, none of the Corporation, the Board, the information agent, the depositary or any of their respective affiliates are making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the Tender Offer or as to the price at which shareholders may choose to tender their shares. No person is authorized to make any such recommendation. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase. Shareholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

The information agent for the Tender Offer is Debra A. Campbell, Secretary, Isabella Bank Corporation, and the depositary is Broadridge Corporate Issuer Solutions, Inc. The Offer to Purchase, the Letter of Transmittal and related documents will be mailed to registered holders. Beneficial holders will receive the Offer to Purchase and a communication from their bank, broker or custodian. For questions and information, please call the information agent at (989) 779-6237.

Certain Information Regarding the Tender Offer

The information in this press release describing the Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Common Stock in the Tender Offer. The Tender Offer is being made only pursuant to the Offer to Purchase and the related materials that the Corporation is filing with the SEC, and will distribute to its shareholders, as they may be amended or supplemented. Shareholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the Tender Offer. Shareholders of the Corporation may obtain a free copy of the Tender Offer statement on Schedule TO, the Offer to Purchase and other documents that the Corporation is filing with the SEC from the SEC’s website at www.sec.gov. Shareholders also will be able to obtain a copy of these documents, without charge, from Debra A. Campbell, Secretary, Isabella Bank Corporation, the information agent for the Tender Offer, at (989) 779-6237. Shareholders are urged to carefully read all of these materials prior to making any decision with respect to the Tender Offer. Shareholders and investors who have questions or need assistance may call Debra A. Campbell at (989) 779-6237.

About Isabella Bank Corporation

Isabella Bank Corporation (OTCQX: ISBA) is the parent holding company of Isabella Bank, a state chartered bank headquartered in Mt. Pleasant, Michigan. Isabella Bank was established in 1903 and has been committed to serving the local banking needs of its customers and communities for 118 years. The Bank offers personal and commercial lending and deposit products, as well as investment, trust and estate planning services through Isabella Wealth. The Bank has locations throughout seven Mid-Michigan counties: Clare, Gratiot, Isabella, Mecosta, Midland, Montcalm, and Saginaw.
For more information about Isabella Bank Corporation, visit the Invest in Us link at www.isabellabank.com. Isabella Bank Corporation common stock is quoted on the OTCQX tier of the OTC Markets Group, Inc.’s electronic quotation system (www.otcmarkets.com) under the symbol “ISBA.” The Corporation's market maker is Boenning & Scattergood, Inc. (www.boenninginc.com) and its investor relations firm is Renmark Financial Communications, Inc. (www.renmarkfinancial.com).

FORWARD-LOOKING STATEMENTS

The foregoing information should be read in conjunction with the financial statements, notes and other information contained in Isabella’s 2020 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. This press release contains statements about Isabella’s future that are not statements of historical fact. These statements are “forward looking statements” for purposes of applicable securities laws, and are based on current information and/or management’s good faith belief as to future events. The words “estimate,” “believe,” “expect,” “anticipate,” “project,” and similar expressions signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance. By their nature, forward-looking statements involve inherent risk and uncertainties, which change over time; and actual performance could differ materially from those anticipated by any forward-looking statements. In particular, any forward-looking statements are subject to risks and uncertainties related to the COVID-19 pandemic and the resulting governmental and societal responses. Isabella undertakes no obligation to update or revise any forward-looking statement.